UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended  December 31, 2006

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from   _________________  to  _________________

      Commission File Number:  0-19292

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BLUEGREEN CORPORATION
                      4960 Conference Way North, Suite 100
                            Boca Raton, Florida 33431

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN
                       INDEX TO ANNUAL REPORT ON FORM 11-K

                                     PART I
                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ..................    3


                              FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ..........................    4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS ................    5

NOTES TO FINANCIAL STATEMENTS ............................................    6



                              SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR) ...........   12

SIGNATURES ...............................................................   13

EXHIBIT 23 - CONSENT OF ERNST & YOUNG LLP ................................   14

             Report of Independent Registered Public Accounting Firm


The Participants and Plan Administrator
Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                /s/ Ernst & Young LLP
                                                Certified Public Accountants


West Palm Beach, Florida
June 25, 2007

                  Bluegreen Corporation Retirement Savings Plan
                 Statements of Net Assets Available for Benefits


                                                            December 31
                                                        2006            2005
                                                   -----------------------------

Assets
Investments, at fair value                         $  28,114,236   $  22,735,720
Participant contribution receivable                           --          11,523
Employer contributions receivable                        722,364         619,814
                                                   -----------------------------
Total assets                                          28,836,600      23,367,057

Liabilities
Excess contributions refundable                          484,198         365,571
                                                   -----------------------------
Net assets available for benefits, fair value         28,352,402      23,001,486

Adjustment from fair value to contract value for
  investment in the collective trust fund                 61,684          60,224
                                                   -----------------------------
Net assets available for benefits                  $  28,414,086   $  23,061,710
                                                   =============================

See accompanying notes.

                  Bluegreen Corporation Retirement Savings Plan
            Statement of Changes in Net Assets Available for Benefits
                          Year Ended December 31, 2006


Additions
Interest and dividend income                                        $     85,312
Contributions:
  Participant                                                          6,089,130
  Employer                                                               722,364
  Other (rollovers)                                                       27,656
  Net appreciation in fair value of investments                        2,268,220
                                                                    ------------
Total additions                                                        9,192,682

Deductions
Benefits paid to participants                                          3,774,598
Administrative expenses                                                   65,708
                                                                    ------------
Total deductions                                                       3,840,306
                                                                    ------------

Net increase                                                           5,352,376

Net assets available for benefits at beginning of year                23,061,710
                                                                    ------------
Net assets available for benefits at end of year                    $ 28,414,086
                                                                    ============

See accompanying notes.

                  Bluegreen Corporation Retirement Savings Plan
                          Notes to Financial Statements
                                December 31, 2006


1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions. Copies of these documents are available from Bluegreen Corporation (the Company). The Plan document, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan document, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the Code) limitations. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant's contribution with an annual limit of $1,000. The Company can also make a discretionary non-elective contribution.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service. Participant, employer and rollover contributions of $6,089,130, $722,364 and $27,656, respectively, are included in the Plan contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results and forfeitures of non-vested amounts. Company discretionary non-elective contributions are allocated based on a participant's eligible compensation relative to total participant eligible compensation. The match is allocated based on a participant's contributions. Plan earnings are allocated based upon the individual account balance proportionate to the total fund balance. Forfeitures are allocated in a manner consistent with the allocation of the match or discretionary non-elective contribution, depending on what the forfeiture relates to. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

As  of  December  31,  2006  and  2005,   approximately   $38,246  and  $35,166,
respectively, of the Plan's assets related to forfeitures had not yet been allocated.

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions, as defined. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case the repayment period is for a maximum of 15 years. Loans and interest are repaid through payroll deductions.

As of December 31, 2006 and 2005, the Plan had loans to participants of $1,411,534 and $1,060,169, respectively, with interest rates ranging from 5.0% to 10.5%.

Benefits

Upon  attainment  of  retirement  age,  disability,   death  or  termination  of
employment, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum.

Hardship  withdrawals,   as  defined  in  the  Code,  are  permitted  only  from
participant elective deferrals.

Excess Contributions Refundable

In the event that participant contributions exceed contribution limitations of the Plan, corrective distributions may be required according to the terms of the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined
Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan's Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Valuation of Investments

The Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies and common stock are valued at quoted active market prices, which represent the net asset values of shares held by the Plan at year-end. The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of the underlying assets of the collective trust fund is based upon the Trustee's valuation. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan, which pays expenses related to the management of the Plan's investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3. Investments

SunTrust Bank (the Trustee) holds the Plan's investment assets and executes the transactions therein.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005 are as follows:

                                                              2006          2005
                                                          --------------------------
      SunTrust Stable Asset Fund                           $7,220,782*   $5,996,380*
      American Century Income & Growth Advisor                     --     1,589,341
      Franklin Small-Mid Cap Growth Fund                    1,650,840     1,530,417
      Putnam International Growth Fund                      2,322,047     1,596,292
      Vanguard 500 Index Fund                               2,718,468     2,221,236
      Bluegreen Corporation Common Stock                    1,695,697     1,798,388
      T. Rowe Price Mid-Cap Growth Fund - R                 2,932,806     2,453,861
      STI Classic Large Cap Relative Value I                1,928,994            **

* SunTrust Stable Asset Fund is shown at fair value. The contract value is $7,282,466 for December 31, 2006 and $6,056,604 for December 31, 2005.

**    Investment is less than 5% of the Plan's net assets.

During 2006, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value by a net amount of $2,268,220, as follows:

                                                         Net Appreciation
                                                        (Depreciation) in   Fair Value at
                                                            Fair Value      December 31,
                                                         During the Year        2006
                                                         --------------------------------
      Fair value determined by quoted market prices:
         Mutual funds                                     $  2,335,828      $  17,746,864
         Common stock                                         (332,270)         1,695,697
      Fair value estimated by Trustee:
         Collective trusts                                     264,662          7,220,782
                                                         --------------------------------
                                                          $  2,268,220      $  26,663,343
                                                         ================================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the

Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

5. Parties-in-Interest

The Plan invests in the Company stock of Bluegreen Corporation, the Plan sponsor. The Plan held 132,166 and 113,822 shares in the stock as of December 31, 2006 and 2005, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                              Supplemental Schedule

                  Bluegreen Corporation Retirement Savings Plan

                    Schedule H, Line 4i - Schedule of Assets

                              (Held at End of Year)

                           EIN #03-0300793  Plan #001

                                December 31, 2006


   Identity of              Description of Investments, Including
Borrower, Lessor,              Maturity Date, Rate of Interest,              Current
or Similar Party              Collateral, Par, or Maturity Value       (a)    Value
--------------------------------------------------------------------------------------
SunTrust (b)                Stable Asset Fund                            $  7,220,782

STI Classic (b):            Investment Grade Bond                             830,202

                            Life Vision Moderate Growth                       345,179

                            Life Vision Growth & Income                       545,447

                            Life Vision Aggressive Growth                   1,003,186

                            Small Cap Value Equity Fund                     1,293,049

                            Large Cap Relative Value I                      1,928,994

Golman Sachs                Structured US Equity A                          1,149,853

Franklin                    Small-Mid Cap Growth Fund                       1,650,840

Putnam                      International Growth Fund                       2,322,047

Vanguard                    500 Index Fund                                  2,718,468

Bluegreen Corporation (b)   Common Stock                                    1,695,697

MFS                         Massachusetts Investors Growth Fund               329,917

T. Rowe Price               Mid-Cap Growth Fund - R                         2,932,806

                            Growth Stock Fund - R                             165,178

Oppenheimer                 International Bond Fund A                         185,374

Federated                   Capital Appreciation Fund - A                     346,324
Participant loans           Interest rates ranging from 5.0% to 10.5%,
                              remaining maturity dates ranging from
                              one to fifteen years                          1,411,534

Cash and cash equivalents                                                      39,359
                                                                         ------------
                                                                         $ 28,114,236
                                                                         ============

(a) - Indications the column which provides cost information, which has not been included because all investments are participant directed.

(b) - Indicates a party-in-interest.

                                   SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Bluegreen Corporation Retirement Savings Plan
                                                  (Name of Plan)


Date:  June 29, 2007                     By:  /s/ ANTHONY M. PULEO
                                              --------------------
                                              Anthony M. Puleo,
                                              Senior Vice President, Chief
                                              Financial Officer and Treasurer